Tarter Krinsky & Drogin LLP 1350 Broadway | New York | NY | 10018 www.tarterkrinsky.com

September 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Amy Geddes and Charles Guidry

RE:	Greenrose Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Submitted June 4, 2021

CIK No. 0001790665

Ladies & Gentlemen,

On behalf of Greenrose Acquisition Corp. (the “Company”) and in response to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on August 20, 2021 (the “Proxy Statement”) contained in the Staff’s letter dated September 13, 2021 (the “Comment Letter”), we submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Proxy Statement.

For your convenience, we have set out the text in bold of each comment of the Comment Letter followed by our response in regular typeface.

Schedule 14A filed August 20, 2021

Questions and Answers About the Proposals, page 20

1. Where you discuss the liquidity of Greenrose shares, please revise to elaborate upon the NEO Exchange, the expected timing of listing, and any lack of assurances you may be aware of as to the success of such listing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 24.

2. Where you discuss the equity stake of current stockholders of Greenrose and your Sponsor, please revise to clarify the percentage ownership of current vs. post-acquisition Greenrose stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 22-23 to clarify that the 20.7% of outstanding Greenrose common stock owned by the Sponsor is its current ownership.

Greenrose may not be able to complete the Qualified Business Combinations, page 33

3. We note your revised disclosure, which speaks to the failure to meet the listing requirements on a national security exchange. Revise to acknowledge that your securities are quoted on an OTC market, to discuss the related liquidity risks associated with such market, and to remove your references to a national securities exchange.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 38.

Risk factors, page 33

4. We note your revisions in response to prior comment 8; however, it does not appear that you have addressed the differences between the public and private warrants.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 38.

5. We note your response to comment 11; however, we re-issue this comment to ask that you revise your disclosure to make it clear that, as redemptions increase, the per-share impact of the deferred underwriting fee will increase for each non-redeeming shareholder because that fee remains fixed no matter the redemption outcome.

Response: We note the Staff’s comment and have revised the disclosure on page 80.

Unaudited Pro Forma Condensed Combined Financial Information, page 83

6. We note your tabular disclosure on page 86; however, the table does not reflect the sources and uses of funds, including the impact upon the redemption scenarios you depict in the headers here. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 10 to add a section entitled “Sources and Uses for the Qualified Business Combination” reflecting the aggregate sources and uses for the Qualified Business Combinations under the no redemption and maximum redemption scenarios and has updated the disclosure on page 89 to make reference to the added sources and uses section.

Proposal No. 2 – The Qualified Business Combinations, page 105

7. We note your revisions in response to comment 19. Specifically, we note that on page 108 Greenrose compared the valuations of the Target Businesses with recent public market transactions deemed to be comparable. Please revise to disclose these recent public market transactions. Further, we note that on page 109 the Board noted that the multiples paid for the Target Businesses compared favorably to the multiples of the comparable publicly traded MSOs. For ease of comparison, please reproduce the multiples paid for the Target Businesses, as considered by the Board in recommending the transaction to shareholders.

Response:

The Company acknowledges the Staff’s comment and have amended its disclosures on pages 113 - 114 of the amended proxy.

8. Disclose why and when the updated projections were prepared, as you indicate on page 108. If the Board did not take into account the updated projections in recommending the transaction, please make this clear.

Response:

The Company acknowledges the Staff’s comment and we have amended its disclosures on pages 109 and 111 - 114 of the amended proxy.

9. We note your revised disclosure that Imperial Capital, LLC prepared certain presentations for you. Elaborate upon the role Imperial Capital, LLC played as an advisor to you. Tell us whether the presentation materials constitutes a report that is materially related to the transaction and, if so, provide the disclosures required by Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the presentation prepared by our financial advisor, Imperial Capital, LLC (“Imperial”) and referenced in the Company’s proxy disclosure does not constitute a “report, opinion or appraisal” pursuant to Item 14(b)(6) of Schedule 14A and, accordingly, the disclosure stipulated by Item 1015(b) of Regulation M-A is not required.

On October 7, 2019, the Company engaged Imperial to serve as exclusive financial advisor to the Company in anticipation of the Company’s planned initial public offering or “IPO”. The Company’s IPO was subsequently consummated in February 2020. In connection with its role as financial advisor, Imperial was engaged to serve as the lead underwriter in the IPO as well as to serve as placement agent in connection with the post-IPO placement of any additional debt or equity securities raised in order to help finance the initial business combination, or de-SPAC transaction, of the Company. The terms of the engagement, including the compensation received by Imperial in connection with the IPO and related transactions, were disclosed in the Company’s registration statement on Form S-1/A filed with the SEC on February 6, 2020, declared effective by the SEC on February 10, 2020.

The presentation prepared by Imperial consisted of, inter alia, summaries of the Company’s growth strategy and proposed business combination transactions, biographical information of the management team, anticipated brand and product portfolio information, projected financial metrics supplied by the targets and a generic description of the overall state of the cannabis market in the United States. The purpose of such presentation was to collate and present such information in a standard format typically used in capital market transactions in connection with initial public offerings and PIPE “roadshow” and similar investor presentations.

Moreover, the information under the heading “Comparable Company Analysis”, which presented actual and projected revenue, EBITDA and enterprise value multiples of other market participants, consisted exclusively, as footnoted in the presentation, of commercially available, “off-the-shelf” market data obtained from Capital IQ, a market information resource offered by S&P Capital Market Intelligence. Neither the Company nor Imperial have any affiliation or relationship with S&P or its various divisions and subsidiaries. Imperial did not perform or provide any independent manipulation of, adjustment to, or verification or analysis of the Capital IQ data.

None of the information disclosed in the presentation opined on the value of targets’ assets or the fairness of the consideration offered in the business combinations and further, and the presentation did not opine on the reasonableness of the terms of the merger agreement or asset purchase agreement. Imperial did not arrive at or provide any independent conclusions or make any recommendations regarding the value or soundness of the proposed business combinations.

Given the limited nature of the services provided by Imperial with respect to the presentation, the Company respectfully submits that the presentation is not a “report” pursuant to Item 14(b)(6) of Schedule 14A and therefore the requirements of Item 1015(b) of Regulation M-A are not applicable to the presentation.

Nevertheless, the Company has revised its disclosure on page 112 to include supplemental disclosure substantially consistent with Item 1015(b).

The Business Combination Agreements Overview of the Transactions Contemplated by the Theraplant Business Combination Agreement Consideration Conditions to Closing General Conditions, page 116

10. We note your response to comment 22 and the related new disclosure in this section. Please also disclose whether you will inform investors of any waiver of a material condition to closing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 122 to clarify that the Company will disclose, pursuant to applicable rules and regulations, to investors any waivers of any material condition to close.

Background of the Asset Purchase Agreement with True Harvest, page 133

11. We note your response to prior comment 28; however, this comment is not applicable to the Shango merger and the disclosure does not appear to have been deleted. Please revise or advise.

Response: The Staff’s comment is acknowledged and has amended the disclosure on page 139 to reflect that the projections contained within the August 2020 updated presentation were the same as the projections contained with on page 111. No other substantive changes were provided from the information provided in June 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Theraplant Adjusted EBITDA, page 174

12. We note your response to comment 39. $1.5 million of the adjustment for infrequent events is attributed to a fire in a grow room causing lost revenues and other expenses. Please clarify if you are making an adjustment for lost revenue and, if so, how you determined that it is appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and acknowledges the $1.5 million adjustment did include an adjustment for lost revenue which was based on the price per lost flower on a net basis after adjusting for an applicable margin. The Company has elected to remove this adjustment to include only the direct incremental costs of the fire and exclude any lost revenues from the add back to EBITDA. See revised disclosures on pages 116 and 180.

Regulatory Approvals Required by the Qualified Business Combinations, page 199

13. We note your response to comment 42 and the related disclosure that you have made some state regulatory filings. Please disclose the status of these applications.

Response: The Company respectfully acknowledges the Staff’s comment and has updated its disclosure on page 204.

General

14. We note that, based upon the expected time frame for the regulatory approval for the acquisitions of Shango and Futureworks from applicable state regulators, you expect those acquisitions to close subsequent to the Qualified Business Combinations (Theraplant and True Harvest), and that the financial statements and pro forma information of Shango and Futureworks are no longer presented in this Proxy. Please tell us how probable you considered the acquisitions of Shango and Futureworks in the context of Rule 3- 05(a)(1)(ii) of Regulation S-X, and how your conclusion influenced your assessment that removal of these financial statements and pro forma financial information was appropriate.

Response: While it is still the Company’s intent to complete the mergers with Shango and Futureworks, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has determined these post de-SPAC acquisitions to be more likely than not but does not believe the acquisitions of Shango and Futureworks give rise to the definition of probable within the context of Rule 3-05, which has generally been interpreted to be greater than 70% likelihood. The Company considered several factors when reaching this conclusion including:

1.	Timing of regulatory approval relative to the respective Shango and Futureworks merger agreements – The Shango merger agreement provides that either Shango or Greenrose may terminate the merger agreement at any time if a merger is not consummated by August 31, 2021. As such, the merger agreement between Shango and Greenrose may be terminated at any point by either party. The Futureworks merger agreement contains a clause that allows either party to terminate the agreement at any time after twelve months from the agreement date or March 12, 2022. Greenrose expects approximately 120 – 180 days from commencement of the regulatory approval applications to completion of the application processes. Regulatory approval applications for Shango and Futureworks will take place subsequent to the closing of the Qualified Business Combinations which are expected to close in Q4 and therefore, could allow for either Greenrose or Shango to terminate the merger agreement. Further, there is no guarantee that regulatory approval will be granted by the relevant state regulatory authorities, which are determined pursuant to processes outside the control of the Company.

2.	Redemptions of Greenrose common stock – Currently, redemptions of Greenrose redeemable common stock in connection with the Qualified Business Combinations are not known or knowable. Recent transactions involving other SPAC’s have seen significant redemptions, thereby reducing the amount of cash available for future acquisitions. The Shango merger agreement requires cash consideration of $31 million along with any potential working capital adjustments and the Futureworks merger agreement requires cash consideration of $17.5 million along with potential working capital adjustments. If, hypothetically, approximately 60% of current Greenrose shareholders elect to redeem their shares in connection with the Qualified Business Combination, the Company would be left with sufficient cash required for working capital after satisfying the cash requirements to acquire Theraplant and True Harvest but would have insufficient cash to finance future acquisitions. In order to finance both the Shango and Futureworks mergers, giving effect to the PIPE Financing, redemptions would need to be limited to approximately 30%. This analysis does not give effect to operating losses or other general cash operating requirements.

3.	Volatility in debt and equity markets – Depending on a variety of market and operating factors such as redemptions, changes in regulatory requirements, increases to transaction costs, decreases in operating performance of the Greenrose or other matters that could affect the Greenrose’s cash position, there is a possibility the Company would require incremental debt or equity financings to fund the acquisitions of Shango and Futureworks. Given current market conditions and recent trends creating additional burdens to obtain incremental financing, there can be no assurance the Company could secure financing to acquire Shango and Futureworks on terms acceptable to the Company if at all.

Through consideration of each of the factors above, the Company has determined the mergers with Shango and Futureworks do not meet the definition of probable and have therefore excluded the financial statements of Shango and Futureworks under Rule 3-05 as well as their Article 11 pro forma financial statement impact from the current proxy filing.

15. Clarify whether shareholders will be given a separate opportunity to consider and vote upon the Shango and Futureworks Business Combinations.

Response:

The Company respectfully acknowledges the Staff’s comment and has amended its disclosure on page 12.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at 212-216-1188.

Very truly yours,

/s/ Guy Molinari
Guy Molinari

cc:	William F. Harley III
Chief Executive Officer
Greenrose Acquisition Corp.